FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Tenet Fintech Group Inc. ("Tenet" or the "Company")

119 Spadina Avenue, Suite 705

Toronto, ON. M5V 2L1

2. Date of Material Change

August 11, 2022.

3. News Release

News release was disseminated on August 17, 2022 through PRNewswire and can be found under the Company's SEDAR profile at www.sedar.com.

4. Summary of Material Change

On August 17, 2022, the Company announced that Chairman Charles-André Tessier and fellow director Mark Dumas have agreed to resign from the Company's board of directors to make way for the appointments of Carol Penhale and Dylan Tinker, who will respectively chair the Company's governance and audit committees.

5. Full Description of Material Change

On August 17, 2022, the Company announced that Chairman Charles-André Tessier and fellow director Mark Dumas have agreed to resign from the Company's board of directors to make way for the appointments of Carol Penhale and Dylan Tinker, who will respectively chair the Company's governance and audit committees.

The change to Tenet's board comes at a time when the Company's operations are transitioning from a China-focused, Fintech, and transaction fee model to more of a global, data and AI services focused model. Tenet's executive management believes the Company and its shareholders will be best served with new directors whose skillsets and professional experiences are better aligned with the evolution of Tenet's business. Ms. Penhale brings more than 25 years of leadership in Information Technology (IT), the financial services industry, and consulting for multiple Fortune 500 companies. She currently serves as Head of North America for Shoreline Consulting, which provides strategic consulting and program implementation with specific expertise inOperating Model Design, IT Strategy & Architecture, Data Management, Solution & Service Provider Selection, and Digital Transformation, through offices in Sydney, Melbourne, Singapore, and Toronto. In her prior role as Managing Director at Broadridge Financial Solutions a global financial services provider that processes approximately USD$9.0 trillion in financial transactions daily, she helped launch a boutique-style consulting entity inside the firm and helped build-out operational teams globally. Ms. Penhale has authored many thought-leadership white papers in addition to being a compelling and highly sought-after speaker on industry issues for financial services, digital transformation, and recalibration.

Mr. Tinker is currently the CEO, Head of Technology Banking at AsiaTech Capital, where he works with select Asia-based technology companies on strategy, capital raising, and business development. Just prior to joining AsiaTech, he served as Head of Asian Technology Banking at Singapore-based Avista, the Asian arm of Houlihan Lokey, which is a top-rated US boutique investment bank in technology. His 29-year investment banking career began as Head of Asian Telecom and Internet at JPMorgan Chase and Co. in Hong Kong where he led and managed a team of 15 investment bankers that was ranked number one in the sector in AsiaMoney for two of the six years he was there. He went on to occupy the same position at UBS where he spent another six years. During his combined time at JPMorgan and UBS, Dylan worked on over 12 IPOs and 20 secondary market TMT (technology, media and telecom) transactions that raised over US$5B, including sourcing and helping lead the US$2B secondary offering of China Telecom while at UBS, which at the time was one of the largest secondary market deals in Hong Kong. Currently based in Los Angeles, Dylan is passionate about technology, particularly AI, and has an extensive network of technology and capital markets contacts in both the US and Asia that Tenet believes will be extremely valuable to the Company going forward as it embarks on the next phase of its expansion.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For more information, contact Johnson Joseph, President and CEO at 514-340-7775 ext.: 501 or investors@tenetfintech.com.

9. Date of Report

August 22, 2022